News Release

Merit Functional Foods Expanding Production Capacity

Arranges $85 Million Debt Financing Package

Vancouver, May 4, 2020 / - Burcon NutraScience Corporation ("Burcon") (TSX:BU, OTCQB:BUROF), a global technology leader in the development of plant-based proteins, is pleased to announce that its joint venture company, Merit Functional Foods Corporation ("Merit Functional Foods" or "Merit") has secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada, Farm Credit Canada and the Canadian Imperial Bank of Commerce.

"We are thrilled with Merit's decision to expand production capacity at Merit's state-of-the-art plant protein production facility currently under construction," said Johann F. Tergesen, Burcon's president and chief executive officer, adding, "We are equally thrilled that Merit has arranged such a substantial debt funding package."

Merit Functional Foods is building a 94,000 square foot production facility in Winnipeg to produce high quality pea and canola proteins. The state-of-the-art facility, which is scheduled to be completed in Q4 2020 will be the only commercial facility in the world with the capability to produce food grade canola proteins. This financing will support Merit Functional Foods' growth plans and allow for expansion of their pea and canola protein production capacity.

Merit's product portfolio currently consists of three product family offerings: pea protein, non-GMO canola protein, and MeritPro™, a unique lineup of nutritionally complete protein blends. Its entire portfolio aligns with a number of consumer label preferences, including allergen-free, gluten-free, non-dairy, non-GMO, and vegan.

Export Development Canada (EDC) is a financial Crown corporation dedicated to helping Canadian companies of all sizes succeed on the world stage. EDC's mandate is to support and develop Canada's export trade by helping Canadian companies respond to international business opportunities including those in the cleantech and agriculture sectors.  As Canada's largest financier of clean technologies they provide insurance and financial services, bonding products and small business solutions to Canadian exporters and investors and their international buyers while adhering to a commitment to sustainable and responsible business.

Farm Credit Canada (FCC) is also a federal Crown corporation and Canada's leading agriculture and food lender, with a loan portfolio of more than $38 billion.  FCC provides flexible, competitively priced financing, specifically designed for the agriculture and food industries.

To facilitate the financing, Burcon has provided a short-term letter of credit in the amount of $6.5 million, which will remain in place until no later than September 30, 2020, and also provided a $4 million guarantee of Merit's debt obligations.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins.  With over 280 issued patents and more than 260 additional patent applications, developed over a span of more than twenty years, Burcon has grown an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods is building a state-of-the-art protein production facility in Manitoba, Canada, where it will produce, under license, Burcon's novel pea and canola protein ingredients.  For more information visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the expected use of proceeds contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 28, 2019 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements. CLARISOY is a trademark of Archer Daniels Midland Company.

Investor Contact

Paul Lam

Manager, Business Development

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM